

Mail Stop 3561

October 29, 2008

Alex Lucas
President and Chief Executive Officer
Lucas Publications, Inc.
417 West 43rd Street, Suite #4
New York, NY 10036

>   **Re: Lucas Publications, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 9, 2008**
>   **File No. 333-153923**

Dear Mr. Lucas:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional concerns.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Procedures for and Requirements for Subscribing, page 13

1. Please confirm that you will not provide the prospectus to potential purchasers prior to effectiveness of this registration statement. Because you have included procedures for subscribing and a form of subscription agreement within the prospectus, any access to this document could be deemed an impermissible offer in the absence of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Other Expenses of Issuance and Distribution, page 38

2. We note you will not incur any blue sky qualification fees. Please tell where you intend to offer the securities and discuss why you believe that blue sky registration is not required in those states. If you do not intend to register this offering under state blue sky laws, please add a prominent risk factor disclosing potential limitations on resale because of the absence of state registration.

Signatures, page 41

3. Please revise your signature blocks to identify your principal accounting officer.

Subscription Agreement, Exhibit 99(a)

4. Refer to Paragraph 4(c). Please note that representations and warranties regarding the Buyer's ability to bear the economic risks and potential total loss of an investment are inappropriate. Accordingly, please delete this paragraph.

5. Refer to Paragraph 4(e). Please note that representations and warranties regarding the Buyer's opportunity to verify the information contained in the prospectus are inappropriate. If there is additional material information about the investment, please put it in the prospectus. Accordingly, please delete this paragraph.

6. Refer to Paragraph 5(a). Please note that an agreement by the Buyer to indemnify and hold harmless the company and its officers, directors, employees and agents is inappropriate, and in our view, contrary to public policy. Accordingly, please delete this paragraph.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 if you have any questions regarding comments.

Sincerely,

Amanda McManus
Legal Branch Chief

cc: Via Facsimile (310) 328-3063
        Joseph Lambert Pittera, Esq.
        Law Offices of Joseph Lambert Pittera